Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

Six Months Ended		Years Ended December 31,
(Millions)	June 30, 2013	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$1,596.7	$2,545.4	$3,077.8	$2,644.2	$1,901.2	$2,174.2
Add back fixed charges	187.9	318.6	293.6	307.7	302.9	297.9
Income as adjusted ("earnings")	$1,784.6	$2,864	$3,371.4	$2,951.9	$2,204.1	$2,472.1

Fixed charges:
Interest expense	$161.3	$268.8	$246.9	$254.6	$243.4	$236.4
Portion of rents representative of interest factor	26.6	49.8	46.7	53.1	59.5	61.5
Total fixed charges	$187.9	$318.6	$293.6	$307.7	$302.9	$297.9
Ratio of earnings to fixed charges	9.50	8.99	11.48	9.59	7.28	8.30